SECURITI  SION

07006448

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CC Securities, LDC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Capital Place, P.O. Box 847 GT
(No. and Street)

Georgetown (City) Grand Cayman (State) Cayman Islands (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman (312)692-5007
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 N. Wacker Dr., Ste 1400 (Address) Chicago (City) IL (State) 60606

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 18 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Fred Goldman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CC Securities LDC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-25-2010



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Consolidated Financial Statements	
Consolidated Statement of Financial Condition	2
Consolidated Statement of Operations	3
Consolidated Statement of Changes in Shareholder's Equity	4
Consolidated Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 10
Supplementary Schedules	
I. Computation of Net Capital Under Rule 15c3-1	11
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	12
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	12
Independent Auditor's Report on Internal Control	13 - 14

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Shareholder
CC Securities, LDC
Grand Cayman, Cayman Islands

We have audited the accompanying consolidated statement of financial condition of CC Securities, LDC (a Cayman Islands Limited Duration Company) and subsidiaries (collectively, the "Company") as of December 31, 2006, and the related consolidated statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CC Securities, LDC and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the financial statements, the Company's financial statements include investments valued at $6,882,522, representing approximately 37 percent of shareholder's equity as of December 31, 2006, whose values have been estimated by management in the absence of readily ascertainable market values. We have reviewed the procedures used by management in arriving at the estimates of the values of such investments and have reviewed underlying documentation, and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated values of investments may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2007

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Financial Condition
December 31, 2006

Assets		
Receivables from broker-dealers	$	14,569,251
Securities owned, at fair value		7,653,537
Other assets		252,730
Total assets	$	22,475,518
Liabilities and Shareholder's Equity		
Securities sold, not yet purchased, at fair value	$	3,742,193
Accounts payable and accrued liabilities		43,952
Total liabilities		3,786,145
Shareholder's Equity		18,689,373
Total liabilities and shareholder's equity	$	22,475,518

See Notes to Consolidated Financial Statements.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Operations
Year Ended December 31, 2006

Revenues:		
Interest and dividend income	$	858,834
Net trading gains		424,500
		1,283,333
Expenses:		
Interest expense		151,521
Employee compensation		101,922
Commissions and other trading expenses		45,600
Other expenses		47,738
		346,782
Net income	$	936,551

See Notes to Consolidated Financial Statements.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Changes in Shareholder's Equity
Year Ended December 31, 2006

	Number of Shares		Share Capital		Share Premium		Total Shareholder's Equity
Shareholder's equity - beginning	24,001.22	$	240	$	25,717,582	$	25,717,822
Subscriptions	30.57		-		35,000		35,000
Redemptions	(7,214.11)		(72)		(7,999,928)		(8,000,000)
Net income	-		-		936,551		936,551
Shareholder's equity - ending	**16,817.68**	**$**	**168**	**$**	**18,689,205**	**$**	**18,689,373**

See Notes to Consolidated Financial Statements.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Cash Flows
Year Ended December 31, 2006

Cash Flows From Operating Activities		
Net income	$	936,551
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized loss in securities owned and securities sold, not yet purchased		1,497,174
Changes in assets and liabilities:		
Decrease in receivables from broker-dealers		6,696,709
Increase in securities owned		(2,559,406)
Decrease in other assets		332,168
Increase in securities sold, not yet purchased		1,054,852
Increase in accounts payable and accrued liabilities		6,952
Net cash provided by operating activities		7,965,000
Cash Flows From Financing Activities		
Proceeds from subscriptions		35,000
Payments for redemptions		(8,000,000)
Net cash (used in) financing activities		(7,965,000)
Net change in cash		-
Cash:		
Beginning		-
Ending	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$	151,521

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: CC Securities, LDC ("CC Securities") was formed on March 9, 1997, and is a wholly owned subsidiary of CC Investments, LDC ("CC Investments"). CC Securities is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Philadelphia Stock Exchange. CC Securities wholly owns three subsidiaries that were formed in 1999: Castle Creek Healthcare Partners LLC, Castle Creek Technology Partners LLC and Castle Creek Venture Fund LLC. CC Securities and its subsidiaries are hereinafter referred to as the "Company." The Company and CC Investments are both Cayman Islands limited duration companies that engage in proprietary trading and investment activities and are hereinafter referred to as the "Operating Companies." The Company is exempt from registration with the Cayman Islands Monetary Authority under Section 44 of the Mutual Funds Law (2003 revision). The Companies' primary strategy involves making investments in small-capitalization ("small-cap") public companies.

Castle Creek Partners, LLC ("Castle Creek") serves as the investment manager to the Operating Companies. The portfolio of the Company is currently concentrated in structured equity investments including convertible securities, common stock and warrants and options to purchase common stock.

Trident Trust (Cayman Islands) Ltd. (the "Registered Office") provides administrative services to the Operating Companies.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America and include the accounts of CC Securities and its three wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. A summary of the significant accounting policies utilized by the Company is as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates regarding the fair value of its investments are significant estimates, and these estimates could change in the near term. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities owned and securities sold, not yet purchased are carried at market value, or at amounts that approximate fair value, as determined in accordance with the respective Private Placement Offering Memoranda (the "Offering Memoranda") of Castle Creek Fund, L.P. and Castle Creek International, Ltd. (the two members of CC Investments).

All publicly traded securities are valued at the last reported sales price on the exchange or quotation system on which the securities are principally traded. If there are no sales on such date, then market value is determined by the average of the mean between the "bid" and "ask" prices at the close of trading on such date. Restricted stock is valued at discounts to quoted prices as determined by management.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Corporate convertible securities and debt instruments are valued by Castle Creek and management using a methodology that initially considers the securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Warrants and over-the-counter options are valued based on the theoretical value determined by using a Black-Scholes valuation model adjusted for liquidity and risk.

Pricing of securities owned and securities sold, not yet purchased may be modified by Castle Creek and management, at its sole discretion, under circumstances as provided for in the Offering Memoranda referred to above. Modifications are made by Castle Creek to better reflect its estimate of fair value. When determining fair value, Castle Creek considers the cost (proceeds) of the investment, developments since the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield and other factors generally pertinent to the valuation of investments. Because of the inherent uncertainty of valuations, the valuations estimated by Castle Creek may differ significantly from the values that would have been used had a ready market for the securities existed and the differences could be material. As of December 31, 2006, securities that have been valued under this methodology equal $6,882,522, which represents approximately 37 percent of shareholder's equity.

Security transactions are recorded on a trade-date basis. Realized gains and losses are determined by specific identification. The change in unrealized gain (loss) in securities owned and securities sold, not yet purchased is included in net trading gains on the consolidated statement of operations. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrued basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and included in receivables from broker-dealers.

New accounting pronouncement: In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

Note 2. Securities Owned and Sold, Not Yet Purchased

At December 31, 2006, securities owned and sold, not yet purchased, consist of trading and investment securities at fair values, as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 721,560	$ 3,712,936
Options	49,455	29,257
Corporate convertible securities	4,805,341	-
Debt instruments	1,172,534	-
Warrants	904,647	-
	$ 7,653,537	$ 3,742,193

Note 3. Receivables from Broker-Dealers

Receivables from brokers and dealers represent primarily amounts deposited in connection with the Company's trading activities.

Note 4. Income Taxes

The Company is not subject to direct taxation in the Cayman Islands and, accordingly, income earned by the Company is free of all Cayman Islands taxes. For U.S. tax purposes, the Company has elected to be disregarded as a separate entity pursuant to Treasury Regulation Section 301.7701. The Company is treated as a branch of CC Investments. CC Investments is treated as a partnership for U.S. tax purposes. Therefore, the Company does not incur any federal taxes.

Note 5. Shareholder's Equity

On December 21, 2006, the Company passed a board resolution converting member's equity to shareholder's equity. In conjunction with the board resolution, the Company issued 29,134.368 shares of nominal value of $.01 each at a premium of $999.99 for a total consideration of $1,000 per share on a retroactive basis as of December 31, 2004. For the year ended December 31, 2005 and the year ended December 31, 2006, the Company received funds from ("Issue Date") and remitted funds ("Redemption Date") to the sole member/shareholder of the Company. It was determined that the number of shares to be issued to the sole member on each Issue Date would be calculated by (i) taking the amount of the funds received, (ii) adding thereto such portion of the increase in the Company's net asset value as would have been attributed to shares issued to the sole member/shareholder on the applicable Issue Date, had such shares been so issued, (iii) deducting such portion of the Company's liabilities that would have been attributed to such shares had they been issued on the Issue Date, and (iv) dividing by $1,000. It was determined that the number of shares to be redeemed by the sole member on each Redemption Date would be calculated by (i) taking the amount of the requested redemption proceeds, (ii) and dividing by the applicable net asset value. As a result of the initial share issuance, the consolidated statement of changes in shareholder's equity has been revised to show the current year activity with no effect on equity or net income.

Note 6. Concentrations of Credit, Commitments, Guarantees and Off-Balance Sheet Risk

Since the Company does not currently clear its own securities transactions, it has established accounts with broker-dealers for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealers to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm. The Company is required to maintain a balance of $1 million dollars with one of its carrying broker-dealers in conjunction with a joint back office ("JBO") agreement. The Company was in compliance with the requirement at December 31, 2006.

The Company sells securities that have not yet been purchased ("short sales"). The Company is exposed to market risk for short sales. If the market value of the securities sold short increases, the Company's obligation, reflected as a liability, would increase and trading revenues would be reduced. To manage market risk, the Operating Companies often hold securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions when deemed necessary.

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FIN 45. The derivative financial instruments traded by the Company are options, the value of which is based upon an underlying asset. Options represent future commitments to purchase or sell other financial instruments at specified future dates. These option contracts may be traded on an exchange or over the counter ("OTC"). Exchange traded contracts have standardized terms while OTC contracts are negotiated between contracting parties.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage exposure for loss due to market risk. The risks of these contracts should not be viewed in isolation, but rather on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with derivatives along with its proprietary activities within its overall risk management framework.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $14,272,842, which was $14,172,842 in excess of its required net capital of $100,000. The Company's net capital ratio was .003 to 1.

The Company has $22,583,811 of equity in three wholly owned subsidiaries that is included as capital in the computation of the Company's net capital at December 31, 2006. The Company files its FOCUS report on a consolidated basis. The net capital of the three wholly owned subsidiaries is included in the computation of the Company's net capital as the assets of the subsidiaries are readily available for the protection of the Company's broker-dealers and other creditors as permitted by rule 15c3-1.

Note 9. Subsequent Events

In January 2007, the Company requested to withdraw its JBO agreement with one of its carrying broker-dealers. In conjunction with that request, the Company submitted a Form BDW, which is a uniform request withdrawal from broker-dealer registration.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Shareholder's equity		**$ 18,689,373**
Deductions and/or charges:		
Non allowable assets:		
Securities owned	$ 3,093,206	
Other assets	247,076	**(3,340,282)**
Net capital before haircuts on securities positions		**15,349,091**
Haircuts on securities owned and securities sold, net yet purchased:		
Equities	446,733	
Convertible securities	395,505	
Debt instruments	175,880	
Options	5,225	
Undue concentration	52,906	**(1,076,249)**
Net Capital		**14,272,842**
Required net capital - (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		**100,000**
Excess capital		**$ 14,172,842**
Aggregate indebtedness		**$ 43,952**
Ratio of aggregate indebtedness to net capital		**.003 to 1**

Statement pursuant to Paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2006.

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2006

Schedule II

Although the Company is not exempt from rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2006

Schedule III

Although the Company is not exempt from rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Shareholder
CC Securities, LDC
Grand Cayman, Cayman Islands

In planning and performing our audit of the consolidated financial statements of CC Securities, LDC and subsidiaries (collectively, the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2007

END